Exhibit 99.29

Mayfair Gold Names Nicholas Campbell as CEO

VANCOUVER, British Columbia, January 28, 2025 – Mayfair Gold Corp. (“Mayfair”, or the “Company”) (TSX-V: MFG; OTCQX: MFGCF) is pleased to announce that its board of directors (“Board”) has appointed Nicholas Campbell, Mayfair’s Vice President of Capital Markets, as the Company’s new Chief Executive Officer (“CEO”), effective January 27, 2025. He succeeds Darren McLean, who has served as interim CEO since July 7, 2024, and will remain as Chairman of the Board.

“We are excited for Nicholas to move into the CEO role to lead Mayfair as the Company advances the Fenn-Gib gold project (“Fenn-Gib”, or the “Project”) in Ontario, Canada,” said Mr. McLean. “Nick recently served as Vice President of Capital Markets at Artemis Gold (ARTG: TSX-V) and Executive Vice President of Business Development at SilverCrest Metals (SIL:TSX). This provides Nick with invaluable experience to help navigate Mayfair as the Company shifts its focus at Fenn-Gib from exploration to development and production.”

Mr. Campbell stated, “This is an exciting time to lead the Mayfair Gold team. I look forward to working with the Board to advance the Fenn-Gib gold project with a commitment to safety, stakeholder engagement and environmental stewardship. The Fenn-Gib gold project has an established 4.3 million-ounce indicated mineral resource with a higher-grade near surface starter zone which we believe could enhance the Project’s economics. Highway access to site and nearby power availability provide Mayfair with the opportunity to advance the Fenn-Gib project quickly, targeting a smaller scale operation to start with a focus on the higher-grade starter zone. In 2025, we will be working to add to the technical depth of the management team with the goal of releasing a Pre-Feasibility Study for the Fenn-Gib project in the second half of 2025.”

Mr. Campbell has more than 20 years of experience in the mining, minerals, and metals industry, and has held several leadership positions. Prior to joining Mayfair, Mr. Campbell was Vice President of Capital Markets of Artemis Gold Inc., an emerging gold producer in British Columbia, Canada. Prior to that, Mr. Campbell served as Executive Vice President of Business Development of SilverCrest Metals Inc. and Chief Financial Officer of Goldsource Mines Inc.

Mayfair has granted Mr. Campbell 175,000 incentive stock options under the Company’s share option plan at an exercise price of $1.70. The options vest 1/3 on each of the date of grant and the first and second anniversary of the date of grant, and are exercisable for a five-year term expiring on January 28, 2030.

About the Fenn-Gib Project

The Fenn-Gib project comprises two property packages, referred to as the Fenn-Gib North and South Blocks, which are separated by approximately three kilometers. The Fenn-Gib Deposit is located on the North Block along the regional Contact Fault, an east-west to south-east trending shear zone on the Pipestone Fault, which is interpreted to be a splay off the Porcupine-Destor Fault. The Fenn-Gib Deposit hosts significant concentrations of gold mineralization within two zones: (i) the Main Zone, and (ii) the Deformation Zone. These two zones overlap completely. A third zone of mineralization, known as the Footwall Zone, is located approximately 100 meters to the northwest of the Fenn-Gib Deposit. A fourth zone of mineralization, known as the Contact Zone, is located at depth below the current pit-constrained resource.

September 3, 2024 Fenn-Gib Resource Estimate by Category Using 0.30 g/t Au Cut-Off

Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	181,302,000	0.74	4,313,000
Open pit	Inferred	8,921,000	0.49	141,000

All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum definitions, as required under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Ounce (troy) = metric tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate. Please refer to Mayfair’s news release dated September 10, 2024 titled “Mayfair Gold Updates Fenn-Gib Open-Pit Mineral Resource and Initiates an Expanded Metallurgical Test Program”.

Qualified Person

Tim Maunula, P. Geo., of T. Maunula & Associates Consulting Inc, is a qualified person for the purposes of NI 43-101 and was responsible for the completion of the updated mineral resource estimation. Mr. Maunula has reviewed and approved the technical content with respect to the mineral resource estimate in this news release. All other technical information in this news release has been reviewed by Ali Gelinas-Dechene, P.Geo., Senior Geologist for Mayfair Gold, and serves as a Qualified Person under the definition of NI 43-101.

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Resource of 181.3M tonnes containing 4.313M ounces at a grade of 0.74 g/t Au and an Inferred Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this presentation are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, the anticipated benefits of Mr. Campbell’s skills and experience to the Company as CEO, the anticipated opportunities for the Company’s growth, the Company’s shift in focus at Fenn-Gib from exploration to development and production, the expected enhancement of the Fenn-Gib project’s economics through the higher-grade near-surface starter zone, the plans to advance the Project quickly with a smaller-scale initial operation, the goal of strengthening the management team’s technical expertise in 2025, and the timing and contents of the Pre-Feasibility Study for the Fenn-Gib project in the second half of 2025. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (800) 342-6705, info@mayfairgold.ca.